                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                     AMENDMENT NO. 4 (FINAL AMENDMENT) TO
                                  SCHEDULE TO
                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------

                          JOHNS MANVILLE CORPORATION
                      (Name of Subject Company (Issuer))

                      J ACQUISITION CORPORATION (OFFEROR)
                   BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                  478129 10 9
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                               OMAHA, NE  68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                   COPY TO:
                            R. GREGORY MORGAN, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                            355 SOUTH GRAND AVENUE
                            LOS ANGELES, CA  90071
                           TELEPHONE: (213) 683-9100
                                ---------------

                           CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

                $1,724,196,708                         $344,840

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 132,630,516 shares of outstanding common stock, par value $0.01 per share, of the Issuer ("Issuer Common Stock") at an offer price of $13.00 per share. The number of outstanding shares of Issuer Common Stock has been calculated by subtracting the 4,786,900 shares of Issuer Common Stock beneficially owned by Offer Parent from the 137,417,416 shares of Issuer Common Stock outstanding as of December 28, 2000.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $344,840
Form or Registration No.: Schedule TO
Filing Party: Berkshire Hathaway Inc. and J Acquisition Corporation Date Filed: December 29, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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

     This Amendment No. 4, filed on February 26, 2001, supplements and amends the Tender Offer Statement on Schedule TO filed on December 29, 2000 and amended by Amendment No. 1 filed on January 16, 2001, Amendment No. 2 filed on
January 30, 2001 and Amendment No. 3 filed on February 15, 2001 (as amended, the "Statement"), relating to the offer by J Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), to purchase all of the outstanding Common Stock, par value $0.01 per share (the "Shares"), of Johns Manville Corporation, a Delaware corporation (the "Company"), as set forth in the Statement. Any capitalized term not defined herein has the meaning ascribed to such term in the Statement or in the Offer to Purchase referred to therein.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 is amended and supplemented by the addition of the following:

     The Offer expired at 11:59 p.m., New York City time, on Friday, February 23, 2001. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depositary that approximately 130,224,340 Shares were validly tendered and not withdrawn as of the termination of the Offer, including 524,861 Shares tendered by notice of guaranteed delivery. This represented approximately 94.7% of the issued and outstanding Shares of the Company. In addition, Berkshire already owned 4,788,900 Shares representing approximately 3.5% of the issued and outstanding Shares.

     Pursuant to the Agreement and Plan of Merger, dated December 19, 2000 among Purchaser, Berkshire and the Company, Purchaser intends to cause the Merger to become effective as soon as practicable. In connection with the Merger, each Share issued and outstanding immediately prior to the Effective Time held by stockholders (other than Parent or subsidiaries of Parent and dissenting stockholders who have properly exercised their appraisal rights in accordance with applicable Delaware law) will be canceled and converted automatically into the right to receive $13.00 in cash.


ITEM 12.  EXHIBITS

     Item 12 is amended to add the following exhibit:

     (a)(11) Text of press release issued by Berkshire on February 24, 2001.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    J ACQUISITION CORPORATION

                                    By    /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:  President, Secretary and Treasurer


                                    BERKSHIRE HATHAWAY INC.

                                    By   /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:  Vice President and
                                            Chief Financial Officer


Dated: February 26, 2001

                                 EXHIBIT INDEX

* (a)(1) Offer to Purchase, dated December 29, 2000.

* (a)(2) Form of Letter of Transmittal.

* (a)(3) Form of Notice of Guaranteed Delivery.

* (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

* (a)(6) Text of joint press release issued by Berkshire and the Company dated December 20, 2000 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on December 20, 2000).

* (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

* (a)(8) Form of summary advertisement, dated December 29, 2000.

* (a)(9) Text of press release issued by Berkshire and the Company, dated January 29, 2001.

* (a)(10) Text of press release issued by Berkshire, dated February 14, 2001.

  (a)(11) Text of press release issued by Berkshire, dated February 24, 2001.

* (d)(1) Agreement and Plan of Merger, dated as of December 19, 2000, among Berkshire, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

* (d)(2) Stockholder Agreement, dated as of December 19, 2000, among Berkshire, Purchaser and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

* (d)(3) Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to
Exhibit 2.2 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

* (d)(4) Share Purchase Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 2.4 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 22, 2000).

* (d)(5) Letter Agreement, dated as of December 19, 2000, by and between the Company and the Manville Personal Injury Settlement Trust (incorporated herein by reference to Exhibit 4 to Amendment No. 18 to the Schedule 13D filed by the Manville Personal Injury Settlement Trust with the Securities and Exchange Commission on December 22, 2000).

* Previously filed